FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO COMPANHIA ABERTA DE CAPITAL AUTORIZADO CNPJ/ME Nº 47.508.411/0001-56 NIRE 35.300.089.901	SENDAS DISTRIBUIDORA S.A. COMPANHA ABERTA DE CAPITAL AUTORIZADO CNPJ/ME Nº 06.057.223/0001-71 NIRE 33.300.272.909

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”) and Sendas Distribuidora S.A. (“Assaí”), pursuant to article 157 of Law No. 6,404/1976 and CVM Resolution No. 44/2021, hereby inform their shareholders and the market in general, in continuation to the Material Fact disclosed on October 14, 2021, and in connection with the transaction involving the conversion of Extra Hiper stores operated by GPA in cash & carry stores, which will be operated by Assaí (“Transaction”), the Board of Directors of each Company, relying only on the vote of the independent directors, approved the terms and conditions of the agreement of onerous assignment of exploration rights of commercial points between GPA and Assaí (“Assignment Agreement”).

GPA and Assaí signed the Assignment Agreement, which provides for the assignment to Assaí of the exploitation rights of up to seventy (70) commercial points located in several federative units in Brazil, for the total amount of up to BRL3,973,300,000.00 (three billion, nine hundred and seventy-three million and three hundred thousand reais), to be paid by Assaí, in installments, between December 2021 and January 2024.

The closing of the transaction provided in the Assignment Agreement is subject to the fulfillment of certain precedent conditions, including, but not limited to, the prior consent of the property owners and the demobilization of stores by GPA. This transaction is not subject to the approval of the antitrust authorities.

The advance of the Transaction is advancing in line with the initially planned schedule, with a fast advance in the negotiations with the store owners and the demobilization of stores by GPA. Between 20 and 30 Extra Hiper stores are expected to be demobilized by December 31, 2021, most of the other stores by the end of January 2022 and the remainder by the end of February 2022.

In parallel, in the context of the Transaction, the sale of seventeen (17) properties owned by GPA, as already announced, for the total amount of up to BRL 1,200,000,000.00 (one billion, two hundred million reais), to a certain real estate fund (“Fund”) with Assaí as an intervening and guaranteeing party, is in an advanced stage of due diligence with the Fund and will shortly be submitted to the approval of the competent antitrust authority.

The management of GPA and Sendas estimates that the complete closing of the Transaction, considering both the assignment of the commercial points and the sale of the properties, will occur before the end of the first quarter of 2022.

GPA and Assaí will keep the market and its shareholders informed of any other relevant facts related to this matter.

São Paulo, December, 16 , 2021.

Guillaume Marie Didier Gras Vice-President of Finance and Investor Relations Officer of Companhia Brasileira de Distribuição	Gabrielle Castelo Branco Helú Investor Relations Officer of Sendas Distribuidora S.A.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 16, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.